UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Allied Healthcare International Inc.

(Exact name of registrant as specified in its charter)

New York	13-3098275

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

245 Park Avenue, New York, New York	10167

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which each class is to be
to be so registered	registered

None
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑
Securities Act registration statement file number to which this form relates: N/A (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
Series A Preferred Stock Purchase Rights

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE

Item 1. Description of Registrant’s Securities to be Registered.
     On April 2, 2009, Allied Healthcare International Inc. (the “Company”) entered into a Rights Agreement (the “Rights Agreement”) with Computershare Trust Company, N.A., as Rights Agent. In connection with authorizing the Company to enter into the Rights Agreement, the Board of Directors of the Company (the “Board”) declared a dividend distribution of one right (a “Right”) for each outstanding share of the Company’s common stock, par value $0.01 per share (the “Common Stock”), to shareholders of record at the close of business on April 2, 2009 (the “Record Date”). The description and terms of the Rights are set forth in the Rights Agreement.
     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates (the “Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a distribution date (a “Distribution Date”) will occur upon the earlier to occur of (1) the tenth business day (or a later date determined by the Board of Directors before the occurrence of a Distribution Date) following the date (the “Stock Acquisition Date”) of the first public announcement by the Company or an Acquiring Person (as defined below) that any person or entity (a “Person”) or group of affiliated or associated persons (other than an Exempt Person (as defined below)) has become the beneficial owner of 20% or more of the Common Stock then outstanding (an “Acquiring Person”) and (2) the tenth business day (or a later date determined by the Board of Directors before the occurrence of a Distribution Date) following the commencement of a tender or exchange offer by a Person, if upon its consummation, such Person, together with its affiliates and associates, would become an Acquiring Person.
     An “Exempt Person” means (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan or employee stock plan of the Company or any of its subsidiaries, (iv) any Person organized, appointed, established or holding Common Stock by, for or pursuant to the terms of any employee benefit plan or employee stock plan, (v) a Person who, together with its affiliates and associates, becomes the beneficial owner of 20% or more of the Common Stock then outstanding solely as a result of a reduction in the Common Stock outstanding due to repurchases of Common Stock by the Company unless and until such time as such Person shall purchase or otherwise become the beneficial owner of any additional shares of Common Stock, (vi) a Person who the Board of Directors determines inadvertently became the beneficial owner of 20% or more of the Common Stock then outstanding so long as such Person as promptly as practicable divests a sufficient number of shares of Common Stock so as to no longer be the beneficial owner of 20% or more of the Common Stock then outstanding, and (vii) a Person who, on the date of the Rights Agreement, beneficially owned 20% or more of the Common Stock then outstanding so long as such Person, while the beneficial owner of 20% or more of the Common Stock then outstanding, does not acquire more than 0.5% or more of the Common Stock then outstanding.
     Until the Distribution Date, (1) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (2) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (3) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.
     The Rights are not exercisable until the Distribution Date and , if no Distribution Date occurs, will expire on (i) April 1, 2019, if the Rights Agreement is approved at the 2010 annual meeting of shareholders by the affirmative vote of the holders of a majority of the voting power of the shares of stock of the Company who are present or represented by proxy and entitled to vote on the matter at a meeting, or (ii) on the business day after the 2010 annual meeting of shareholders, if the Rights Agreement is not so approved at the 2010 annual meeting of shareholders, unless earlier redeemed or exchanged by the Company as described below. Each Right entitles the registered holder to purchase from the Company one one-ten thousandth (0.0001) of a share of the Company’s Series A Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), at an exercise price of $20.00 per one-one ten thousandth (0.0001) of a share. The amount and type of securities that may be purchased upon exercise of a Right is subject to adjustment, as described in the seventh and ninth paragraphs of this Item 1. Because of the nature of the dividend, liquidation and voting rights of the Series A Preferred Stock, the value of the one one-ten thousandth (0.0001) of a share of Series A Preferred Stock purchasable upon exercise of a Right is intended to approximate the value of one share of Common Stock.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except for shares issued upon the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company or as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the close of business on the Distribution Date will be issued with Rights.
     In the event that a Person, alone or together with its affiliates and associates, becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The foregoing will not apply, however, to an acquisition of shares of Common Stock pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the independent directors of the Company, after receiving advice from an investment banking firm, to be both fair to shareholders and otherwise in the best interests of the Company and its shareholders (a “Qualifying Offer”). In addition, following the occurrence of the event set forth in the first sentence of this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person (or an affiliate or associate thereof) will be null and void.
     For example, at an exercise price of $20.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the first sentence of the preceding paragraph would entitle its holder to purchase $40.00 worth of Common Stock (or other consideration, as noted above) for $20.00. Assuming that the Common Stock had a per share value of $5.00 at such time, the holder of each valid Right would be entitled to purchase eight shares of Common Stock for $20.00.
     In the event that, after a Person becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction (x) in which the Company is not the surviving entity, or (y) in which the Company is the surviving entity and the Common Stock is changed or exchanged or the Common Stock remains outstanding but constitutes less than 50% of the shares outstanding immediately following the merger, or (ii) 50% or more of the Company’s assets, earning power or cash flow is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. However, the right to purchase common shares of the acquiring company will not apply to a transactions described in clause (i) of this paragraph which is a Qualifying Offer and which meets certain other conditions set forth in the Rights Agreement. The events set forth in the first sentence of this paragraph and in the first sentence of the seventh paragraph of this Item 1 are referred to as the “Triggering Events.”
     At any time until ten business days (or a later date determined by the Board of Directors before the Rights cease being redeemable) following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.
     At any time after a Person becomes an Acquiring Person and prior to the acquisition by a Person and its affiliates and associates (other than a Person of the type described in clauses (i), (ii), (iii) or (iv) in the third paragraph of this Item 1) of fifty percent (50%) or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights which have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock (or at such other exchange ratio as the Board of Directors shall determine), or one one-ten thousandth (0.0001) of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment). Immediately upon the action of the Board of Directors ordering exchange of any of the Rights, such Rights will terminate and the only right of the holders of such Rights will be to receive the exchange shares.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company or in the event of the redemption of the Rights.
     Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date, with certain exceptions. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors, with certain exceptions, in order to cure any ambiguity, to shorten or lengthen any time period under the Rights Agreement or to make changes which do not materially adversely affect the interests of holders of Rights (other than an Acquiring Person or its affiliates and associates).
     As of April 2, 2009, there were 44,986,229 shares of Common Stock issued and outstanding. Each share of Common Stock outstanding at the close of business on April 2, 2009 will receive one Right. After such date, one Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company prior to the close of business on the Distribution Date. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board of Directors deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. Five thousand (5,000) shares of Series A Preferred Stock are initially reserved for issuance upon exercise of the Rights.
     The number and kind of shares and the exercise price of the shares covered by each Right and the number of Rights outstanding are subject to adjustment in the event of a dividend, subdivision, combination or reclassification of the Series A Preferred Stock. In the event of a dividend, subdivision, combination or reclassification of the Series A Preferred Stock, the exercise price in effect at the time of the record date or effective date, as applicable, for such event and the number and kind of shares of Series A Preferred Stock or capital stock issuable on such date shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of Series A Preferred Stock or capital stock such holder would have received had it exercised such Right immediately prior to such dividend, subdivision, combination or reclassification.
     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a Person or group that attempts to acquire the Company in a manner which causes the Rights to become exercisable unless the offer is conditional on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option at any time until ten business days (or a later date determined by the Board of Directors before the Rights cease being redeemable) following the Stock Acquisition Date, redeem all but not less than all of the then outstanding Rights at the $0.001 redemption price.
     The Rights Agreement provides that a committee of independent directors shall review the Rights Agreement at least annually to consider whether the maintenance of the Rights Agreement continues to be in the best interests of the Company and its shareholders and report its conclusions to the full Board of Directors.
     A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.
Item 2. Exhibits.
     1. Rights Agreement, dated as of April 2, 2009, between Allied Healthcare International Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated April 2, 2009).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: April 2, 2009

ALLIED HEALTHCARE INTERNATIONAL INC.
By:	/s/ Marvet Abbassi
	Name:	Marvet Abbassi
	Title:	Financial Controller